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11015198

SECUR   )MMISSION

C ᵐ

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED FEB 2 8 2011 189

SEC FILE NUMBER
8-49900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/10   AND ENDING   12/31/10
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Activa Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1110 Brickell Avenue, Suite 902
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oilda Hernandez   305-377-2951
                                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Franco B. Castro_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Activa Capital Markets, Inc._____ , as of _____December 31, 2010_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

$f. \, BC. \, ID\# \, C936-242-56-045.0$

```
AUREA MADALENA FARIA
Comm# DD0884600
Expires 4/27/2013
Florida Notary Assn., Inc
```

(Signature)

(Title)

_____ 02/25/11

(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

Activa Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Activa Capital Markets, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Activa Capital Markets, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 - 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
February 23, 2011



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

ACTIVA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 4)	$	520,292
RECEIVABLE FROM BROKER (NOTE 4)		420,922
DEPOSIT AT BROKER (NOTE 4)		250,924
PROPERTY AND EQUIPMENT (NOTE 3)		17,726
OTHER ASSETS		4,250
	$	1,214,114

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	412,864
LEASE COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY		801,250
	$	1,214,114

See accompanying notes.

ACTIVA CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE		
Commissions	$	4,637,893
Investment banking income		71,500
Other		5,999
Total revenue		4,715,392
EXPENSES		
Commissions		3,041,687
Contract labor		987,566
Clearing charges		246,816
Professional fees		110,718
Travel		77,076
Rent (Note 5)		69,386
Quotations and research		46,898
Other general and administrative		42,552
Office expenses		31,524
Communications		27,032
Depreciation (Note 3)		10,084
Dues and subscriptions		9,207
Total expenses		4,700,546
NET INCOME	$	14,846

See accompanying notes.

ACTIVA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

| | Common stock $1 par value; 1,000 shares authorized | | | | |
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - December 31, 2009	1,000	$ 1,000	$ 1,050,775	$(265,371)	$ 786,404
Net income		-	-	14,846	14,846
Balances - December 31, 2010	1,000	$ 1,000	$ 1,050,775	$(250,525)	$ 801,250

See accompanying notes.

ACTIVA CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	14,846
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		10,084
Changes in operating assets and liabilities:		
Receivable from broker	(	341,161)
Deposit at broker	(	31)
Accounts payable and accrued liabilities		214,798
Total adjustments	(	116,310)
Net cash used in operating activities, representing the net decrease in cash and cash equivalents	(	101,464)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		621,756
CASH AND CASH EQUIVALENTS - END OF YEAR	$	520,292

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	-
Income taxes paid	$	-

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Activa Capital Markets, Inc. (the Company) formerly known as International Capital Markets, Inc., is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company also sells listed, over the counter equities, options, mutual funds and corporate bonds to retail investors, primarily on a riskless principal basis. The Company also performs investment banking services.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers certificates of deposits and all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. For the year ended December 31, 2010, one introducing broker accounted for approximately 71% of the Company's commission income.

Investment Banking Income

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from five to ten years.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2007.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010 the Company's Net Capital was $773,453 which exceeded the requirements by $745,929. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.53 to 1 at December 31, 2010.

NOTE 3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Office and computer equipment	$	44,430
Furniture		11,975
		56,405
Less: accumulated depreciation	(	38,679)
	$	17,726

Depreciation expense amounted to $10,084 for the year ended December 31, 2010.

NOTE 4.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Dallas, Texas. At December 31, 2010, the amount receivable from broker and the deposit at broker as reflected in the accompanying statement of financial condition, are due from and held by this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution of securities transactions, all settlement and financing activities of various customer securities transactions is conducted by the Company's clearing firm. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4.   **RISK CONCENTRATIONS (Continued)**

Other Risk Concentrations (continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing firm monitors required margin levels daily and, pursuant to such guidelines, the clearing firm notifies the Company to require of the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5.   **LEASE COMMITMENT**

The Company is obligated under a non-cancelable operating lease with its parent for its office facility in Miami, Florida, expiring in June 30, 2011. The approximate future minimum rentals under this lease subsequent to December 31, 2010 amounts to approximately $41,000 for the year ending December 31, 2011. Rent expense amounted to $69,386 for the year ended December 31, 2010.

NOTE 6.   **INCOME TAXES**

At December 31, 2010, the Company has a deferred tax asset of approximately $88,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2010, the Company has a net operating loss carryforward of approximately $237,000. The net operating loss carryforward, if not used, begins expiring in 2026.

For the year ended December 31, 2010, the Company recorded deferred income tax expense of approximately $24,000, which was offset by a change to the valuation allowance in the same amount. The effective tax rate differed from the federal statutory rate of 34%, principally due to the change in the deferred tax asset valuation.

SUPPLEMENTARY INFORMATION

ACTIVA CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1 AND
RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART IIA FILING
DECEMBER 31, 2010

CREDITS
Stockholder's equity	$	801,250

DEBITS
Property and equipment	17,726
Other assets	4,250
Total debits	21,976

NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		779,274
HAIRCUTS ON MONEY MARKET FUNDS		5,821
NET CAPITAL		773,453

MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3%
OF AGGREGATE INDEBTEDNESS OF $412,864

27,524

EXCESS NET CAPITAL	$	745,929
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.53 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS
Accounts payable and accrued liabilities	$	412,864

**RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF
FORM X-17A-5 AS OF DECEMBER 31, 2010**
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	757,052
Net audit adjustments (related to depreciation expense and accrued liabilities)		12,138
Decrease in non-allowable assets (related to depreciation expense adjustment)		10,084
Increase in haircuts	(	5,821)
Net capital per above	$	773,453

ACTIVA CAPITAL MARKETS, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Activa Capital Markets, Inc.

In planning and performing our audit of the financial statements of Activa Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:



KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 23, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Activa Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Activa Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Activa Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Activa Capital Markets, Inc.'s management is responsible for Activa Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 23, 2011

AMENDED FORM FOR 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended _Dec. 31_ , 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049900 FINRA DEC
ACTIVA CAPITAL MARKETS Inc 16*16
1110 Brickell Ave, STE 902
Miami, Fl. 33131-3138

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Oilda C. Hernandez (305) 37729

2. A. General Assessment (item 2e from page 2) $ _11,109.50_

B. Less payment made with SIPC-6 filed (exclude interest)   (_5,012.69_
_7-28-10_ / SIPC-7 $1,104.64 Pd _2-10-11_ → (_1,104.64_)
Date Paid

C. Less prior overpayment applied   (_0_

D. Assessment balance due or (overpayment)   _4,992.17_

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _0_

F. Total assessment balance and interest due (or overpayment carried forward) $ _4,992.17_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _4,992.17_

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _16_ day of _February_ , 20 _11_.

Activa Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)
Oilda C. Hernandez
(Authorized Signature)
Vice President & COO - FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __/ — / __, 20 _1 D_
and ending _12 – 3 1_, 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _4,715,389_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _246,816_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _24,771_

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions _271,587_

2d. SIPC Net Operating Revenues $ _4,443,802_

2e. General Assessment @ .0025 $ _11,109.50_

        (to page 1, line 2.A.)

2



KAUFMAN ROSSIN & CO.

PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS



Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com




Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

ACTIVA CAPITAL MARKETS, INC.

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010





KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS